kubé Nice Cream a brand by Creamy Coconuts, LLC

California United States

kubé nice cream — a Black owned and woman led business, is a NEW genre of non-dairy, RAW coconut ice cream made without synthetic bleaching chemicals. We produce non-dairy, RAW coconut nice cream that is made from cold-pressed, unpasteurized mature coconut cream. If you like or do NOT like the flavor of coconut, you will love our nice cream because Coconut is undetectable in most of our flavors—instead, the plant-based flavors dominate. kube nice cream an authentic non-dairy, RAW coconut nice cream that is made from cold-pressed, mature coconuts.

We are an artisan-food producer of RAW, unpasteurized coconut nice cream. We hand-crack mature coconuts and cold-press its cream and then blend with fresh, bold, and organic plant-based ingredients, to make the creamiest texture of authentic coconut nice cream. If you like or do NOT like the flavor of coconut, you will love our nice cream because Coconut is undetectable in most of our flavors—instead, the plant-based flavors dominate. Unlike other brands of coconut ice cream on the market, we do not use Sodium Metabisuflite in our cold-pressed coconut cream. The coconut cream and coconut milk industry uses Sodium Metabisulfite (a bleaching chemical preservative), in the pasteurization process, which is a standard industry practice. The FDA does not legally require sodium metabisulfite to be listed in a product's ingredients if there are 10 parts per million or fewer of the preservative in the product. Many people are allergic to sulfites and do not know that sodium metabisulfite is used in coconut products, including non-dairy, coconut desserts. However, there is evidence that sodium metabisulfite can cause both gastrointestinal and hormonal issues in humans and animals. Due to our food-justice values, we will never use sodium metabisulfite or other preservatives.

We are the emerging leader, harnessing the power of RAW, unpasteurized coconut cream. We are re-building healthier, sustainable food models and systems. With food justice and self-determination, kube nice cream has invented the appropriate, patent-pending, commercial food grade coconut scraper device to shred mature coconuts safely and efficiently.

kubé nice cream is a locally resilient, artisan-food system in Oakland, California that exists to restore economic equity, health, value, dignity, and trusted relationships back to diverse communities, particularly folks who are lactose intolerant, the allergen population, ice cream enthusiasts, and to people of color who have been historically excluded from employment within the plant-based food industry.



Kubé Nice Cream Intro Video

#Education #Sustainability #Community #Farming
#Infrastructure #Health #DiverseFounders #WomanFounders
#SocialEnterprise #Food&Drink #Services #Retail

$10,000 RAISED
of $579,000 maximum target

$50K MINIMUM

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📄 kube nice cream Overview v2.pdf

Mission

Our mission is to uplift, revitalize, and environmentally sustain an ethnically inclusive food-justice and health economy by producing an authentic non-dairy, raw coconut nice cream without bleaching chemicals.

We believe in funding living wage jobs and restoring value, integrity, and healthy relationships to people and diverse communities. We will create an ethnically inclusive, diverse staff, such as mothers returning back to work, people of color who have been excluded from employment in the plant-based food industry, disabled people, and formerly incarcerated people.

Investment Perks

$1,000
Food Justice

One kube nice cream official t-shirt and four complimentary vouchers for kubé 3.5oz minis. Nice cream will be delivered to all investors outside of California.

$5,000
Artisan Made Nice Cream

One kube nice cream official t-shirt, one official branded kubé nice cream scooper and 12 complimentary vouchers for kubé 3.5oz minis. Nice cream will be delivered to all investors outside of California.

$10,000
Living Wage

Two kubé nice cream official t-shirts, one official branded kubé nice cream scooper and 16 complimentary vouchers for kubé Pints. Nice cream will be delivered to all investors outside of California.

$20,000
Ethnically Inclusive

Four kubé nice cream official t-shirts, one official branded kubé nice cream scooper and 20 complimentary vouchers for kubé Pints. Nice cream will be delivered to all investors outside of California.

$30,000
Environmental Sustainability

Four kubé nice cream official t-shirts, one kubé apron, one official branded kubé nice cream scooper, 24 complimentary vouchers for kubé Pints and up to 90 complimentary vouchers for kubé 3.5oz minis for redemption at any private party that you are hosting, invitation to a founders brunch in the summer of 2019. Nice cream will be delivered to all investors outside of California.

All campaigns are minimum or nothing; kubé Nice Cream a brand by Creamy Coconuts, LLC will only receive funding if the minimum goal is reached.

Key Facts & Financials

- In August 2018, we successfully sold 781-units of kube nice cream in four days (Sundays, 10am-3pm) at the Oakland, Jack London farmers market We need to hire staff to keep up with demand

- In May, 2018 we successfully sold 164-units, online, in a promotional sale that lasted 16-days to Bay Area first-time customers.

- Currently, we have been booked and are

Final Reviewed Financials for CRM.pdf

Articles of Incorporation.pdf

kubé Term Sheet .pdf

kubé Form C Offering Statement.pdf

Executive Summary for Investor Augu...

- Currently we have been booked and are accepting bookings for weddings, cultural and corporate events.

- Asians and Africans of the Diaspora are 90% lactose intolerant; Mexican-Americans are 51% lactose intolerant, Eastern Europeans are 70% lactose intolerant; Native Americans are 80% lactose intolerant.

- Testimonial: "Kai is a genius and has mastered the flavor profile of America's favorite treat and what we love into a healthy, plant based option!" — Chef Aminah Robinson, Bringing It To The Table

- Testimonial: "I haven't tasted flavors this bold and pronounced from any other ice cream brand. It is truly unique. The key lime feels like biting into a fresh lime -- what an amazing palate cleanser! In fact, I love all the citrus flavors. Then there's the cardamom, which I was certain I wouldn't like, but ended up loving. And then the vanilla studded with vanilla seeds, and the toasted pecan and salted caramel...it just goes on and on. There is no detectable coconut taste, and it's just sweet enough for the flavors to sing through. Smooth, dense, creamy --it is truly a premium dessert." — Miyoko S. Miyoko's Tomorrow's Creamery

- Testimonial: "The key lime is unconventional and is seriously amazing! " — Yuka

- Testimonial: I was hesitant to try kubé nice cream after learning it was coconut based because I don't like coconut. After hearing about the fresh and simple ingredients that I could actually pronounce and the insistence that it would not taste a hint like coconut, I figured I'd give it taste. I tasted over 6 flavors of nice cream and to my shock, and delight, none of them tasted like the coconut! Orange Zest tasted like citrus, Key Lime tasted like lime. I loved that the cream was bold and rich with a good burst of flavor − intense flavor with just the right amount of sweetness." — Martina S.

- Testimonial: "I have tried several flavors of the kubé nice cream and I am hooked! Not only is the consistency smooth and creamy like dairy ice cream, but there is no coconut flavor. My favorite is by far the Key Lime. In fact, it has become my favorite ice cream of any type, so the fact that it is all-natural and vegan is just a bonus!" — Tajai M.

- Testimonial: "kubé nice cream is my family's first choice for an ice cream, dessert really. It's so creamy and bursting with flavor! But what reeled me in first was that it is Raw, vegan and the sister told me about all the things that weren't in it! Wow! And there are so many benefits to the coconut without a strong coconut taste. It's healthy, tastes divine, and it's a family business! That's a winning combination for me and my family." — Osunfemi Wanbi Nejeri & The Prosperity Movement

○ Testimonial: "When I tasted this product, it made me cry! Why? Because I finally found a non-dairy dessert that was so delicious and made with so much love. Seriously, it is the BEST THING I have ever eaten!" — Lisa Marie G. from the Blackberry Holistic Academy

○ Testimonial: "By far, my favorite artisan food vendor that is looking out for our health with raw, vegan coconut based ice cream that is lightly sweetened, creamy, and better than any other dairy-free ice cream I have ever tried. I had given up on ice cream completely until I tried kubé." — Kai M. kupcăk

kubé Nice Cream a brand by Creamy Coconuts, LLC Story

As partners in life, Nee-Nueh and I are both lactose intolerant with many food allergies. I have been on a healing journey to balance my gut flora with kubé raw coconut milk and nice cream. Raw coconut milk/cream, from mature coconuts, promotes a balance of good gut flora due to the immune boosting properties of lauric and caprylic acids on the medium chain fatty acids, which are anti-fungal, anti-bacterial, and anti-viral. Nee-Nueh is allergic to dairy, nuts, mushrooms, soy, fish, and shellfish. On a trip to visit family in Ghana, we ate tropical fruit and coconuts everyday, and we were inspired to make our own fresh, cold-pressed, raw coconut cream and nice cream.

We have a passion for making delicious non-dairy, plant-based foods that transform and rebuild society with healthier and local food production practices. We know that real, fresh and healthy foods, without chemicals support healthier outcomes for all people and mama earth. This is why we value slow food, and the time it takes to grow and maintain a healthy organic vegetable-fruit garden and compost in our backyard.

Our inspiration for RAW, unpasteurized coconut nice cream developed out of our desire to create the creamiest non-dairy ice cream without the strong presence of artificial coconut flavoring. We also had a need to rebel against oppressive, broken food structures and to re-build trusted food structures that promote collective and self-determination, to revitalize and honor our health.

kubé defies artificial food norms and is disrupting the "standard international pasteurization process" of organic coconut cream and milk, which uses a toxic preservative and bleaching chemical called, sodium metabisulfite. Many people are allergic to sulfur dioxide preservatives and metabisulfite. Many people are allergic to sulfur dioxide preservatives and sodium metabisulfite chemicals, which cause gastrointestinal problems in both animals and humans.

We are creating new coconut food practices that protect the integrity of RAW, cold-pressed coconut cream to make our nice cream. We are the leaders in the RAW, coconut cream industry who will never use toxic, synthetic chemical preservatives, artificial colors, or flavors. This is why we have personally invested $85K in research and product development, along with our patent-pending commercial food-grade coconut devices. Currently, there are no machines or sturdy tools that process mature coconut fruit in the United States. As a part of self and collective determination, we have invented a 304 Stainless Steel seamless coconut scraper device.

We have an environmental sustainability model, where we give our byproducts (coconut shells and coconut fiber) to an urban regenerative soil farms and organic urban vegetable gardens in Oakland, California. Our byproducts make nutrient-dense compost for regenerative soil for organic vegetables and fruits.

"What Kai is building with KUBE is a full circle Regenerative business that looks at the triple bottom line of Economics, Equity and Ecology. Her commitment to the ways her product has positive social and environmental impacts is so inspiring and impressive. They give us their "waste" and we turn it into a soil resource to grow more food, that is the definition of Regenerative. We need to invest and support projects like this, the future of food needs this type of Regenerative approach, now more than ever."
– Benjamin Fahrer CEO, Top Leaf Farms

The Founders





Kai B. Nortey
CEO/Co-Founder

Kai Nortey is a visionary and socially conscious, Black woman, business leader who is tenaciously building an ethnically inclusive, food justice and health economy in the Oakland-Bay Area of California. She believes that there must be a paradigm shift away from supporting big, broken food companies that use and hide toxic, bleaching chemicals (sodium metabisulfite) in many common foods.

Mrs. Nortey is lactose intolerant and has healed her own gut flora issues with kubé raw coconut milk and nice cream. Raw coconut milk/cream, from mature coconuts, promote a balance of good gut flora due to the immune boosting properties of lauric and caprylic acids on the medium chain fatty acids, which are anti-fungal, anti-bacterial, and anti-viral. As a result, kubé nice cream is both the manifestation and culmination of Kai's health needs and her interdisciplinary professional background.

Kai holds a Bachelor of Arts in Sociology and a minor in Biology from Mills College, in Oakland, along with a Master of Science in Integrated Marketing Communications and PR from Golden Gate University. Kai has worked in the fields of biology, bio-tech, marketing communications and PR, community activism, juvenile

Ernest Nee-Nueh Nortey
President/Co-Founder

Nee-Nueh is a first generation born Ghanaian with extensive experience in hardware and software development. His interpersonal and leadership skills are exceptional and can lead any team towards goals and success.

Having allergies to seafood, shellfish, dairy, soy, nuts and mushrooms; has caused him to always cook his own meals and search for foods that met his dietary needs. He loves cooking, especially with the fresh fruits and veggies that come out of his family's garden.

Not only does he love searching for allergen friendly foods, he has a deep passion for community development, composting, environmental programs. Nee-Nueh also strongly believes in business models that embrace diversity, inclusion and belonging in the workplace.

Nee-Nueh holds a Bachelor of Arts in Communication Studies from Tabor College, in Hillsboro, KS. He has over 15 years work experience as a Sr. Technical Writer in Hardware, Software, Financial and Procurement industries. In each of his roles he has initiated foresight and strategic relationships to evolve the goals of Corporate Social Responsibility.

Fun Facts: He's hand cracked and scraped over 3500 coconuts to make kubé nice cream products.

justice policy, and restorative juvenile justice programs for youth.

Kai strongly believes that in order to re-build healthier, sustainable food models, we must support locally resilient, artisan food systems. Artisan food systems are making a "come back" and exist to restore economic equity, health, value, dignity, environmental sustainability, and trusted relationships back to diverse communities. kubé nice cream is a conscious business that exists to restore health, dignity, and trust back to all people, particularly to folks who are lactose intolerant, the allergen population, ice cream enthusiasts, and to people of color who have been historically excluded from employment within the plant-based, food industry.

Kai defines Food justice as the right to know what ingredients are in your food, the right to determine new, healthier food systems, and the right to determine healthier outcomes for people, animals, and mama earth.

The Team



Jenny Kassan
Business Attorney

Jenny has over two decades of experience as an attorney and advisor for mission-driven enterprises. Jenny is certified as a coach by the International Association of Women in Coaching as well as an author. She earned her J.D. from Yale Law School and a masters degree in City and Regional Planning from the University of California at Berkeley. Jenny is also a fellow at Democracy Collaborative and the co-founder of the Force for Good Fund.

www.kubenicecream.com

Comments



Robert Berke

Added 6 days ago

This start-up company has a lot going for it; a new and healthy niche in the highly competitive ice cream market, a minority and women led business that has already proven products and a patent pending. To boot, the founders have already put $85k of their own money into the business.

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